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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ICD Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7301 SW 57th Court, Suite 400

(No. and Street)

South Miami   **FL**   **33143**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ted Benghiat   **(305) 669-5168**   **Ted@icdsecurities.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC

(Name – if individual, state last, first, and middle name)

3111 N. University Dr., Suite 621   **Coral Springs**   **FL**   **33065**

(Address)   (City)   (State)   (Zip Code)

April 13, 2010   **5036**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ted Benghiat, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ICD Securities, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Betsaida Benitez

BETSAIDA BENITEZ
Notary Public - State of Florida
Commission # HH 495765
My Comm. Expires Feb 22, 2028
Bonded through National Notary Assn.

Personally Known to me
3/24/26

Signature: ______________________

Title:
FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ICD SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2025

ICD SECURITIES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2025

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of **ICD Securities, Inc.**:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **ICD Securities, Inc.** (the "Company") as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule 1a - Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1, Schedule 1b - Reconciliation of the Computation of Net Capital and Indebtedness Under Rule 15c3-1, and Schedule 2 - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule 1a - Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1, Schedule 1b - Reconciliation of the Computation of Net Capital and Indebtedness Under Rule 15c3-1, and Schedule 2 - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **ICD Securities, Inc.'s** auditor since 2021.
Assurance Dimensions, LLC
Coral Springs, Florida
March 23, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

ICD SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	70,907
Clearing Broker-dealer deposit		101,712
Due from clearing broker/dealer		137,068
Prepaid expenses		3,032
Total assets	$	312,719

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Commissions payable	$	23,700
Referral fees payable-related parties		49,048
Payroll Taxes Payable		404
Accrued expenses		19,598
Total liabilities	$	92,750

Commitments and Contingencies (**Note 6**)

Stockholders' equity

Common stock, $0.10 par value, 1,000 authorized, 160 shares issued and 120 shares outstanding	$	16
Additional paid-in capital		71,984
Retained earnings		203,969
Less: Treasury stock, 40 Shares, at cost		(56,000)
Total stockholders' equity		219,969
Total liabilities and stockholders' equity	$	312,719

ICD SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenue	
Commissions and fees	$ 1,208,073
Total revenues	1,208,073
Expenses	
Referral fees	579,190
Clearing and underwriting fees	151,224
Commissions	163,782
Dues and subscriptions	90,182
Salaries and related costs	33,036
Other general and administrative expenses	46,566
Rent expenses	28,800
Office expenses	24,847
Professional fees	25,835
Total expenses	1,143,462
Other Income	
Other income-miscellaneous income	$ 29,822
Other income-interest income	4,537
Total Other Income	34,359
Net income	$ 98,970

The accompanying notes are an integral part of this financial statement

ICD SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Shares Issued	Treasury Stock Shares	Amount	Treasury stock	Additional paid-in capital	Retained Earnings	Total
Balance, January 1, 2025	160	40	$ 16	$ (56,000)	$ 71,984	$ 213,788	$ 229,788
Distributions	-	-	-	-	-	(108,789)	(108,789)
Net Income	-	-	-	-	-	98,970	98,970
Balance, December 31, 2025	160	40	$ 16	$ (56,000)	$ 71,984	$ 203,969	$ 219,969

ICD SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities

Net income	$ 98,970
Adjustments to reconcile net income to net cash provided by	
Operating activities:	
Changes in operating assets and liabilities:	
Due from clearing broker/dealer	14,955
Prepaid expenses	(733)
Commissions payable	(4,250)
Referral fee payable - related parties	33
Payroll taxes payable	(286)
Accrued expenses	(6,156)
Net cash provided by operating activities	102,533

Cash flows from financing activities

Distributions to Shareholders	(108,789)
Cash used in financing activities	(108,789)

Net decrease in cash	(6,256)
Cash, beginning of the year	77,163
Cash, end of year	$ 70,907

ICD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 – Nature of Organization and Summary of Significant Accounting Policies

Nature of Organization – ICD Securities, Inc. (the "Company") was incorporated in November 2004 pursuant to the laws of the State of Florida. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of fixed income securities, such as Federal Deposit Insurance Corporation insured certificates of deposit, government securities, Federal National Mortgage Association Securities, and Federal Home Loan Mortgage Corporation Securities.

Basis of preparation and use of estimates — The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") contained in the Accounting Standard Codification ("ASC"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Recently Adopted Accounting Standards – Accounting standards promulgated by the Financial Accounting Standards Board ("FASB") are subject to change. Changes in such standards may have an impact on the Company's future financial statements. The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion as the Company expects that none would have a significant impact on these financial statements.

The following is a summary of the Company's significant accounting policies: as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB")

Cash – For the purpose of reporting the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits of $250,000. The Company has not experienced losses on these accounts and management believes that the Company is not exposed to significant risks on such accounts.

ICD Securities, Inc. has an agreement with STONEX, the brokers of Clearing Firm, to maintain a deposit of $100,000. The ending balance as of December 31, 2025, was $101,712.

Receivable from Clearing Broker/Dealer — Receivables are based on fees collected by the clearing broker/dealer on customer transactions initiated by the Company.

ICD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 - Nature of Organization and Summary of Significant Accounting Policies (Continued)

Allowance for Credit Losses – The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified receivables which are carried at amortized cost as in scope for consideration under ASC Topic 326. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including other assets utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with other assets is not significant until they are **90 days** past due based on the contractual arrangement and expectation of collection in accordance with industry standards.

Based on management's review of receivables, a provision for credit losses is not considered necessary as of December 31, 2025. Receivables of $137, 068 due from one clearing broker dealer.

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate shares of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal income taxes in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes. The Company's income tax returns for the years 2020-2024 remain subject to examination by various taxing authorities. U.S. GAAP requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

ICD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 - Nature of Organization and Summary of Significant Accounting Policies (Continued)

Revenues —The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contacts with Customers ("ASC 606").

All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contact with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price ahs been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time. Securities, Certificate of Deposit Sales, and Bank Funding/Underwriting are recognized as the related security transactions that occur. Security transactions are recorded on a trade-date basis.

Expenses - Clearing and underwriting fees, commissions, and referral fees are accrued on a trade-date basis as the security transactions to which they relate occur.

Fair Value Measurement - The Company follows the provisions of ASC 820, "Fair Value Measurements and Disclosures". ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted principles, and enhances disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 - Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 - Valuations based on observable inputs other than quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Valuations based on unobservable inputs reflecting the Company's own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

At December 31, 2025, the carrying value of the Company's financial instruments, such as cash, accounts receivable. Broker-dealer clearing deposit, commissions payable, referral fees payable, payroll taxes payable and accrued expenses approximate their fair values due to the nature of their short-term maturities.

Broker-dealer clearing deposit - Deposits with clearing organizations consist of cash which has been placed with the Company's clearing broker/dealer in the normal course of business.

ICD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 2 - Related Party Transactions

Referral Fees Payable - Referral fees payable due to entities related by common ownership were $49,048. Total referral fees paid to entities related by common ownership charged to expense for the year was $579,190.

Note 3 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

Note 4 - Common Stock

Common stock is comprised of fully participating shares. Holders of common stock are entitled to one vote per share. As of the year ended December 31, 2025, the Company had 160 shares of common stock issued and 120 shares outstanding, and 40 shares which are held as treasury stock.

Note 5 - Regulatory Requirements

Net Capital Requirement – The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "net capital" and that the ration of "aggregate indebtedness" to "net capital", as defined, shall not exceed 15 to 1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirements require otherwise. The Company is also required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness", as defined. On December 31, 2025, the Company had excess net capital of $206,175. The Company's ratio of aggregate indebtedness to net capital on December 31, 2025, was 0.44 to 1.

Reserve Requirement – The Company is exempt from the provisions of Rule 15c-3 of the Securities and Exchange Act of 1934 (reserve requirement for brokers and dealers) in that Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through a clearing broker-dealer.

ICD SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 6—Commitments and Contingencies

From time to time, the Company may be involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation. As of December 31, 2025, the Company is not involved in any legal proceedings and is not aware of any pending or potential claims.

Note 7 – Segment Reporting

The Company adopted ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses.

The Company follows Accounting Standards Update 2023-07- Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that tare regularly provided to the Chief Operating Decision Maker (CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of the business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

The CODM is Ted Benghiat.

Note 8 – Subsequent Events

The Company has evaluated subsequent events through March 23, 2026, which is the date the financial statements were available to be issued. Management has determined that no events occurred subsequent to December 31, 2025, that would require disclosure in the financial statements.

ICD SECURITIES, INC.

SCHEDULE 1a - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
DECEMBER 31, 2025

Net Capital

Total stockholders' equity	$	219,969
Default stockholders ' equity not allowable for net capital		-
Total stockholders ' equity qualified for net capital		219,969
Deductions and/or changes:		
Non-allowable assets:		
Due from Account Representative		(4,579)
Prepaid expenses		(3,032)
Net capital	$	212,358

Aggregate Indebtedness

Items included in the balance sheet:		
Total aggregate indebtedness	$	92,750

Computation of Basic Net Capital Requirement

A - Minimum net capital required 6 2/3% of aggregate indebtedness	$	6,183
B - Minimum dollar net capital requirement	$	5,000
Net capital required (higher of A or B above)	$	6,183

Excess Net Capital $ 206,175

Excess Net Capital at 120 percent $ 247,410

Ratio: Aggregate Indebtedness to Net Capital .44 to 1

ICD SECURITIES, INC.

SCHEDULE 1b - RECONCILIATION OF' THE COMPUTATION OF NET CAPITAL INDEBTEDNESS UNDER RULE 15c3-1 DECEMBER 31, 2025

Net capital, as reported on Part II of the Focus Report (unaudited)	$ 212,285
Adjustments	73
Net Capital Reported on Schedule 1 a - Computation of Net Capital	$ 212,358

ICD SECURITIES, INC.

ACCOMPANYING SCHEDULE TO REPORT ON AGREED UPON PROCEDURES
REQUIRED BY SEC RULE 17a-5(e)(4)

SCHEDULE OF ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

PAYMENT DATE	PAYEE	AMOUNT
7/23/2025	SIPC	$ -
1/27/2026	SIPC	$ 62.00
		$ 62.00

ICD SECURITIES, INC.

SCHEDULE 2- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set for in the conditions for the exemptions appearing in the paragraph (k)(2)(ii) of the Rule.

The Company is claiming exception due to the fact that they do not clear securities transactions or take in customer funds. They do not have a retail business and do not have "customers".

Therefore, the following reports are not presented: A.) Computation for Determination of Reserve Requirement under Rule 15c3-3. B.) Information Relation to the Possession or Control Requirements under Rule 15c3-3.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Stockholders' of **ICD Securities, Inc.:**

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of **ICD Securities, Inc.** (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
March 23, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a **McNAMARA and ASSOCIATES, LLC**
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' of **ICD Securities, Inc.**,

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) **ICD Securities, Inc.** identified the following provision of 17 C.F.R. §15c3-3(k) under which **ICD Securities, Inc.** claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) and (2) **ICD Securities, Inc.** stated that **ICD Securities, Inc.** met the identified exemption provision throughout the most recent fiscal year without exception. **ICD Securities, Inc.**'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **ICD Securities, Inc.**'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions, LLC
Coral Springs, Florida
March 23, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.



ICD Securities, Inc.
ICD Securities, Inc. - Member NASD, SEC Registered, SIPC Insured

Exemption Report

March 23, 2026

ICD Securities, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2) (ii) and
2. The Company met the identified exemption provisions in 17C.F.R. 240.15c3-3(k) throughout the most recent fiscal year-ended December 31, 2025, without exception.

I, Ted Benghiat, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Ted Benghiat, Principal
ICD Securities, Inc.

7301 SW 57 Court • Suite 420 • South Miami, FL 33143 • Phone: (305) 669-5168 • Fax: (305) 669-5172
751-2 Coates Avenue • Holbrook, NY 11741 • Phone: (631) 648-7660 ext. 01 • Fax: (631) 468-5101